                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                       PREFERRED EMPLOYERS HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   739908-101
--------------------------------------------------------------------------------
                                 (CUSIP number)


                              FERNANDO ALONSO, ESQ.
                             GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                DECEMBER 27, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signal original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                          (continued on following page)



                              (Page 1 of 23 Pages)

CUSIP NO. 739908-101             SCHEDULE 13D    PAGE   2    OF   23   PAGES
         ---------------------                       --------   --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Mel Harris
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                      1,538,236
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                      476,470
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                 1,538,236
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                 476,470

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,014,706
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          57.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

CUSIP NO. 739908-101             SCHEDULE 13D    PAGE   3    OF   23   PAGES
         ---------------------                       --------   --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Peter E. Kilissanly
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                        102,677
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                          500
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                   102,677
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                     500

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          103,177
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

CUSIP NO. 739908-101             SCHEDULE 13D    PAGE   4    OF   23   PAGES
         ---------------------                       --------   --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          William R. Dresback
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                         50,000
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                       50,000
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                    50,000
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                  50,000

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          50,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.7%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

CUSIP NO. 739908-101             SCHEDULE 13D    PAGE   5    OF   23   PAGES
         ---------------------                       --------   --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jose M. Menendez
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                          9,000
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                        9,000
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                     9,000
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                   9,000

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          9,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

CUSIP NO. 739908-101             SCHEDULE 13D    PAGE   6    OF   23   PAGES
         ---------------------                       --------   --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Nancy Ryan
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                         25,000
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                       25,000
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                    25,000
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                  25,000

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          43,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.2%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

CUSIP NO. 739908-101             SCHEDULE 13D    PAGE   7    OF   23   PAGES
         ---------------------                       --------   --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Jack D. Burstein
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                         36,250
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                       36,250
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                    36,250
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                  36,250

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,250
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

CUSIP NO. 739908-101             SCHEDULE 13D    PAGE   8    OF   23   PAGES
         ---------------------                       --------   --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Stuart J. Gordon
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                         11,250
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                       11,250
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                    11,250
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                  11,250

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,250
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

CUSIP NO. 739908-101             SCHEDULE 13D    PAGE   9    OF   23   PAGES
         ---------------------                       --------   --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Alexander M. Haig, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                              0
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                            0
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                         0
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                       0

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

CUSIP NO. 739908-101             SCHEDULE 13D    PAGE   10   OF   23   PAGES
         ---------------------                       --------   --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Maxwell M. Rabb
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS

          SC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER                         11,250
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER                       11,250
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER                    11,250
 PERSON WITH
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER                  11,250

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          11,250
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.3%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON

          IN
          ---------------------------------------------------------------------

         This statement on Schedule 13D (the "Statement") is filed on behalf of Mr. Mel Harris, Mr. Peter E. Kilissanly, Mr. William R. Dresback, Mr. Jose M. Menendez, Ms. Nancy Ryan, Mr. Jack D. Burstein, Mr. Stuart J. Gordon, General Alexander M. Haig, Jr. and Ambassador Maxwell M. Rabb. The above-referenced persons are sometimes individually referred to herein as a "Reporting Person" and collectively referred to herein as "Reporting Persons." Although the Reporting Persons may be deemed to be acting together in connection with the acquisition and ownership of Common Stock, par value $.01 per share (the "Common Stock"), of the Company, nothing contained in this Statement shall be construed as an admission by a Reporting Person that he, she or it is the beneficial owner of any other Reporting Person's shares of Common Stock. Each Reporting Person expressly disclaims the beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person. Although the Reporting Persons may act jointly in certain instances, they have no agreement to do so.

1. SECURITY AND ISSUER.

         This Statement relates to the Common Stock of the Company. The executive offices of the Company are located at 10800 Biscayne Boulevard, 10th Floor, Miami, Florida 33161-7487.

2. IDENTITY AND BACKGROUND.

         a.         MEL HARRIS

         2(a)       Name: Mel Harris ("Mr. Harris").

         2(b)       Residence:

         2(c)(i) Present Principal Employment: Chairman of the Board and Chief Executive Officer of the Company.

         2(c)(ii) Principal Business and Address of Company: 10800 Biscayne Boulevard, Miami, Florida 33161.

         2(d) Mr. Harris has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Mr. Harris has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)       Mr. Harris is a citizen of the United States of America.

         b.         PETER E. KILISSANLY

         2(a)       Name: Peter E. Kilissanly ("Mr. Kilissanly").

         2(b)       Residence:

         2(c)(i) Present Principal Employment: President, Chief Operating Officer and Director of the Company.

         2(c)(ii) Principal Business and Address of Company: 10800 Biscayne Boulevard, Miami, Florida 33161.

         2(d) Mr. Kilissanly has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Mr. Kilissanly has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)       Mr. Kilissanly is a citizen of the United States of America.

         c.         WILLIAM R. DRESBACK

         2(a)       Name: William R. Dresback ("Mr. Dresback").

         2(b)       Residence:

         2(c)(i) Present Principal Employment: Chief Financial Officer and Senior Vice President of the Company.

         2(c)(ii) Principal Business and Address of Company: 10800 Biscayne Boulevard, Miami, Florida 33161.

         2(d) Mr. Dresback has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Mr. Dresback has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)       Mr. Dresback is a citizen of the United States of America.

         d.         JOSE M. MENENDEZ

         2(a)       Name: Jose M. Menendez ("Mr. Menendez").

         2(b)       Residence:

         2(c)(i) Present Principal Employment: Vice President, General Counsel and Assistant Secretary of the Company.

         2(c)(ii) Principal Business and Address of Company: 10800 Biscayne Boulevard, Miami, Florida 33161.

         2(d) Mr. Menendez has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Mr. Menendez has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)       Mr. Menendez is a citizen of the United States of America.

         e.         NANCY RYAN

         2(a)       Name: Nancy Ryan ("Ms. Ryan").

         2(b)       Residence:

         2(c)(i) Present Principal Employment: Secretary and Vice President of the Company.

         2(c)(ii) Principal Business and Address of Company: 10800 Biscayne Boulevard, Miami, Florida 33161.

         2(d) Ms. Ryan has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Ms. Ryan has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)       Ms. Ryan is a citizen of the United States of America.

         f.         JACK D. BURSTEIN

         2(a)       Name: Jack D. Burstein ("Mr. Burstein").

         2(b)       Residence:

         2(c)(i)    Present Principal Employment: Director of the Company.

         2(c)(ii) Principal Business and Address of Company: 10800 Biscayne Boulevard, Miami, Florida 33161.

         2(d) Mr. Burstein has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Mr. Burstein has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)       Mr. Burstein is a citizen of the United States of America.

         g.         STUART J. GORDON

         2(a)       Name: Stuart J. Gordon ("Mr. Gordon").

         2(b)       Residence:

         2(c)(i)    Present Principal Employment: Director of the Company.

         2(c)(ii) Principal Business and Address of Company: 10800 Biscayne Boulevard, Miami, Florida 33161.

         2(d) Mr. Gordon has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Mr. Gordon has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)       Mr. Gordon is a citizen of the United States of America.

         h.         ALEXANDER M. HAIG, JR.

         2(a)       Name: Alexander M. Haig, Jr. ("General Haig").

         2(b)       Residence:

         2(c)(i)    Present Principal Employment: Director of the Company.

         2(c)(ii) Principal Business and Address of Company: 10800 Biscayne Boulevard, Miami, Florida 33161.

         2(d) General Haig has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) General Haig has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f)       General Haig is a citizen of the United States of America.

         i.         MAXWELL M. RABB

         2(a)       Name: Maxwell M. Rabb ("Ambassador Rabb").

         2(b)       Residence:

         2(c)(i)    Present Principal Employment: Director of the Company.

         2(c)(ii) Principal Business and Address of Company: 10800 Biscayne Boulevard, Miami, Florida 33161.

         2(d) Ambassador Rabb has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e) Ambassador Rabb has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         2(f) Ambassador Rabb is a citizen of the United States of America.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Statement relates to the Company's offer to purchase all of its issued and outstanding shares of Common Stock at a price of $5.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated September 17, 1999, and in a related Letter of Transmittal, dated September 17, 1999 (the "Offer to Purchase"). On November 4, 1999, the Company acquired 3,209,692 outstanding shares of Common Stock -- or approximately 81.56% of the Common Stock owned by persons other than the Reporting Persons. The amount of funds used to acquire the 3,209,692 outstanding shares was $16,048,460. The source of funds for acquiring the foregoing shares of Common Stock was the Company's working capital. The consummation of the Offer to Purchase was financed through a $7.5 million credit facility from City National Bank of Florida ("City National"), pursuant to a Loan and Security Agreement, dated October 12, 1999, among the Company, City National and Preferred Healthcare Staffing, Inc., a Delaware corporation and the Company's wholly-owned subsidiary.

4. PURPOSE OF TRANSACTION.

         The Company made the Offer to Purchase to provide stockholders who wished to sell their shares the opportunity to do so at a fair price and at a premium over recent market prices. The Company also believed that its purchase of shares pursuant to the Offer to Purchase represents an attractive long-term investment that will benefit the Company and the other Reporting Persons (who did not participate in the Offer to Purchase) and the stockholders who elected to not tender their shares pursuant to the Offer to Purchase. In addition, the Offer to Purchase enabled stockholders to sell a portion of their shares while retaining a continuing equity interest in the Company. Finally, the Offer to Purchase provided stockholders who were considering a sale of all or a portion of their shares the opportunity to sell those shares for cash without the usual transaction costs associated with open-market sales.

         None of the Reporting Persons has any present plans or intent to effect any of the matters described in Item 4(a)-(j).

5. INTEREST IN SECURITIES OF ISSUER.

         (a) As of the close of business on November 4, 1999, the Reporting Persons owned the following shares of Common Stock, representing the approximate percentage of the total issued and outstanding shares of Common Stock of the Company indicated below:

                                                       PERCENTAGE OF ISSUED AND
                              NUMBER OF SHARES OF        OUTSTANDING SHARES
         NAME                    COMMON STOCK             OF COMMON STOCK
         ----                 --------------------     ------------------------

Mel Harris                         2,014,706                   57.9%
Peter E. Kilissanly                  103,177                    3.0%
William R. Dresback                   50,000                    1.4%
Jose M. Menendez                       9,000                    0.3%
Nancy Ryan                            43,000                    1.2%
Jack D. Burstein                      36,250                    1.0%
Stuart J. Gordon                      11,250                    0.3%
Alexander M. Haig, Jr.                     0                    0.0%
Maxwell M. Rabb                       11,250                    0.3%

         (b) Mr. Harris has the sole power to vote or direct the vote of 1,538,236 shares of Common Stock and share power to vote or direct the vote of 476,470 shares of Common Stock. Mr. Kilissanly has the sole power to vote or direct the vote of 102,777 shares of Common Stock and share power to vote or direct the vote of 400 shares of Common Stock. Messrs. Dresback, Menendez, Burstein, Gordon, Haig, Rabb and Ms. Ryan each has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by him or her (as the case may be).

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

7. MATERIAL TO BE FILED AS EXHIBITS.

         (1) Loan and Security Agreement, dated October 12, 1999, among the Company, City National Bank of Florida and Preferred Healthcare Staffing, Inc.

                                    SIGNATURE

         After due inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 1999


                              PREFERRED EMPLOYERS HOLDINGS, INC.



                              By: /s/ Mel Harris
                                  ----------------------------------------------
                                  Name:   Mel Harris
                                  Title:  Chairman of the Board of Directors and
                                          Chief Executive Officer



                              /s/ Mel Harris
                              --------------------------------------------------
                              Mel Harris



                              /s/ Peter E. Kilissanly
                              --------------------------------------------------
                              Peter E. Kilissanly



                              /s/ William R. Dresback
                              --------------------------------------------------
                              William R. Dresback



                              /s/ Jose Menendez
                              --------------------------------------------------
                              Jose Menendez



                              /s/ Nancy Ryan
                              --------------------------------------------------
                              Nancy Ryan



                              /s/ Jack D. Burstein
                              --------------------------------------------------
                              Jack D. Burstein



                              /s/ Stuart J. Gordon
                              --------------------------------------------------
                              Stuart J. Gordon




                              /s/ Alexander M. Haig, Jr.
                              --------------------------------------------------
                              Alexander M. Haig, Jr.



                              /s/ Maxwell M. Rabb
                              --------------------------------------------------
                              Maxwell M. Rabb

                                INDEX TO EXHIBITS


   EXHIBIT NO.                                DESCRIPTION                                SEQUENTIAL PAGE NO.
   -----------                                -----------                                -------------------
       (1)          Loan and Security Agreement, dated October 12, 1999, among the               23
                    Company, City National Bank of Florida and Preferred
                    Healthcare Staffing, Inc.

